UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: January 31, 2011

	By:	/s/ Alexander Izosimov
	Name:	Alexander Izosimov
	Title:	Chief Executive Officer

VIMPELCOM RECEIVES NOTICE OF ARBITRATION FROM TELENOR

Amsterdam and New York (January 31, 2011) - VimpelCom Ltd. (“VimpelCom” or the “Company”) (NYSE: VIP) announced today that it received a notice of arbitration from Telenor, in relation to the proposed transaction with Wind Telecom S.p.A. (the “Transaction”), to enforce its alleged pre-emptive rights under the VimpelCom shareholders agreement because it believes the Transaction is not a Related M&A Transaction.

The VimpelCom Supervisory Board decided at its January 16, 2011 meeting that the Transaction constitutes a Related M&A Transaction and consequently the VimpelCom shareholders agreement does not provide pre-emptive rights to Altimo and Telenor.

Telenor has requested that VimpelCom adjourn the special general meeting of VimpelCom shareholders scheduled for March 17, 2011 (the “SGM”) and postpone the January 31, 2011 record date for the SGM until after the arbitration panel has reached a decision on the claim. Today’s date of January 31, 2011 will remain the record date for the SGM.

VimpelCom’s management and Supervisory Board continue to believe strongly in the strategic rationale for the Transaction which will create a new global telecom player with significant scale and an attractive mix of developed and emerging market assets, well-positioned to realize profitable growth.

Cautionary statement regarding forward-looking statements

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements concerning the anticipated timing of, and approvals relating to, the Transaction; the expected benefits of the Transaction; plans relating to the proposed Transaction; the ability to complete the Transaction in view of the various closing conditions, the ability of either party to terminate the Transaction prior to the VimpelCom SGM and the possibility that the Telenor arbitration or any related legal challenges (including any request for injunctive relief) by Telenor with respect to its claims to pre-emptive rights or otherwise; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Any statement in this announcement that expresses or implies VimpelCom’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, risks related to the timing or ultimate completion of the Transaction; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the Transaction, VimpelCom’s business or Wind Telecom’s business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the

Transaction; the possibility that the Transaction may be delayed or prevented or otherwise adversely affected by the Telenor arbitration or any other legal challenge (including any request for injunctive relief) against the Company, its officers or directors and/or Altimo in respect of its claims to pre-emptive rights or otherwise; and other risks and uncertainties that are beyond the parties’ control. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. Certain other risks that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VimpelCom’s registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”), OJSC Vimpel-Communications’’’ public filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2009, and other public filings made by VimpelCom with the SEC, which risk factors are incorporated herein by reference. The forward-looking statements contained in this announcement are made as of the date hereof, and VimpelCom expressly disclaim any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.

For more information please contact:

Questions regarding Investor Relations:

Alexey Subbotin

VimpelCom

Investor_Relations@vimpelcom.com

Tel: +31 20 79 77 200

Tel: +7 495 974 58 88

www.vimpelcom.com

Questions regarding Media and Public Relations:

Elena Prokhorova

VimpelCom

eeprokhorova@beeline.ru

Tel: +7 495 725 07 08

For all other questions, please contact our communications advisor Financial Dynamics:

UK:	+44 (0) 20 7269 7180
US:	+1 (212) 850 5723

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